Amendment to
Investment Advisory Agreement
Between
The FBR Family of Funds
And
FBR Fund Advisers, Inc.

Effective __________________, the following amendment is hereby made to the Advisory Agreement dated November 1, 2002 by and between FBR Fund Advisers, Inc. (the "Adviser") and the FBR Family of Funds (the "Fund").

1.         Schedule A of the Agreement shall be amended to include the FBR Small Cap Technology Fund.

Schedule A

Name of Fund	Fee*

FBR Financial Services Fund	0.90%
FBR Small Cap Financial Fund	0.90%
FBR Small Cap Value Fund	0.90%
FBR Technology Fund	0.90%
FBR/IPAA Energy Index Fund	0.375%
FBR Health Care Fund	0.90%
FBR Small Cap Technology Fund	0.90%

* As a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.